Exhibit 12

Fiscal Year Ended	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
	(in thousands, except ratios)
Interest	$21,704	$27,048	$51,293	$49,342	$49,040
Interest factor in rental expense	25,088	25,717	23,085	19,984	22,534
Capitalized interest	—	—	—	799	867

(a) Fixed charges, as defined	$46,792	$52,765	$74,378	$70,125	$72,441

Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$37,616	$(34,977)	$(63,032)	$(13,470)	$(57,622)
Fixed charges	46,792	52,765	74,378	70,125	72,441
Capitalized interest	—	—	—	(799)	(867)

(b) Earnings, as defined	$84,408	$17,788	$11,346	$55,856	$13,952

(c) Ratio of earnings to fixed charges (b÷a)	1.8	—	—	—	—

        The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $34,977, $63,032, $14,269 and $58,489 for fiscal 2008, 2007, 2006 and 2005, respectively.